TASEKO ANNOUNCES 2015 PRODUCTION RESULTS

January 7, 2016, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") announces 2015 annual production of 142 million pounds of copper and one million pounds of molybdenum. Year-over-year copper production was 4% higher as a result of increased mill throughput, higher copper grades and improved copper recovery. Total sales for the year were 142 million pounds of copper and one million pounds of molybdenum.

Copper production in the fourth quarter was 33.1 million pounds, lower than the previous quarter due to the expected decline in head grade as well as slightly lower mill throughput and copper recoveries. Modifications made to the mill early in the quarter temporarily affected the grinding circuits and overall mill performance. By early December throughput had returned to design capacity along with improvements to copper recovery. Copper recovery remains a focus of the operations team.

Russell Hallbauer, President and CEO of Taseko, commented, “2015 was another strong production year for Gibraltar. Throughput, recoveries and grade were all higher than in 2014, which resulted in Gibraltar’s best production year ever and, in turn, low cost per ton milled and site costs. If we had not made the extensive investment in Gibraltar that we have, it is likely the mine would not be operating in the current price environment. We will remain focused on continual operational improvements to ensure we are well prepared to capitalize when stronger copper pricing returns.”

Mr. Hallbauer continued, “We recently completed our 2016 operating budget. As previously indicated, the average grade in 2016 will be lower than in 2015 but have a similar profile, with lower grades being mined in the first half of the year and then increasing in the back half of 2016. Copper production for the year is expected to be in the range of 130 to 140 million pounds. Our molybdenum facility will remain on care and maintenance until we see the market stabilize at higher prices.”

“Our expectation is that cost per ton milled in 2016 will remain at a similar level as 2015. Our main challenge, will be maintaining our site operating cost structure, on a per pound basis, while we are processing lower grade ore, especially in the first half of the year. Gibraltar sustaining capital for 2016 is budgeted at less than $5 million,” concluded Mr. Hallbauer.

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production and sales figures are reported on a 100% basis, unless otherwise noted.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.